Exhibit (a)(1)(i)
Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Equity Opportunity Fund LLC

December 1, 2015
Dear A&Q Equity Opportunity Fund LLC Investor:
We are writing to inform you of important dates related to the tender offer by A&Q Equity Opportunity Fund LLC (the "Fund"). The tender offer period will begin on December 1, 2015 and end on December 29, 2015, and any interests tendered to the Fund will be valued on December 31, 2015 for purposes of calculating the purchase price of such interests.
As you are aware, the Fund generally conducts tender offers on a semi-annual basis to provide liquidity to investors. Under normal circumstances, the Fund generally offers to repurchase approximately 20% to 30% of the Fund's issued and outstanding interests. This period, however, the Fund is offering to purchase up to 100% of its issued and outstanding interests.
The Board of Directors of the Fund has approved the reorganization of the Fund with and into A&Q Masters Fund (the "Reorganization"), which, like the Fund, is a closed-end, non-diversified management investment company structured as a "fund of funds" and advised by UBS Hedge Fund Solutions LLC. The Reorganization is expected to occur after the close of business on December 31, 2015—for the avoidance of doubt, after the repurchase of the Fund's interests that occurs pursuant to the tender offer—at which time the Fund will transfer all of its remaining assets to A&Q Masters Fund in exchange solely for shares of beneficial interest of A&Q Masters Fund and the assumption by A&Q Masters Fund of the Fund's stated liabilities. Upon consummation of the Reorganization, the Fund will cease to exist by operation of law. The Reorganization does not require investor approval, and you will not be asked to vote.
You will receive shortly in the mail a Prospectus/Information Statement, which contains information about A&Q Masters Fund and the Reorganization. While the Reorganization is expected to constitute a taxable transaction for federal income tax purposes, tendering your interests for repurchase by the Fund in connection with the tender offer also would be a taxable event. As a result, the tax consequences to Fund investors are expected to be substantially similar, regardless of whether Fund investors become shareholders of A&Q Masters Fund pursuant to the Reorganization, or choose to tender their interests for repurchase in connection with the tender offer. Please carefully review the Prospectus/Information Statement before deciding whether to tender your interests.
In anticipation of the Reorganization, the Fund is offering to purchase up to 100% of its issued and outstanding interests, thereby affording investors who do not wish to become shareholders of A&Q Masters Fund, or who otherwise currently desire liquidity, the opportunity, prior to the consummation of the Reorganization, to tender their entire interest to the Fund for repurchase. If you do not tender your entire interest in the Fund, you will become a shareholder of A&Q Masters Fund upon the consummation of the Reorganization.
Should you wish to sell any of your interests during the tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax. No action is required if you do not wish to sell any of your interests.
All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by December 29, 2015. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973. If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.
Sincerely,

  A&Q Equity Opportunity Fund LLC